Exhibit 8.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
MDCC LTD	Hong Kong
Beijing Mingda Jiahe Technology Development Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Tianjin Mingda Jiahe Real Estate Co., Ltd.	PRC

Subsidiaries of Variable Interest Entity	Place of Incorporation
Xishe (Tianjin) Culture and Media Co., Ltd.	PRC
Xishe (Tianjin) Business Management Co., Ltd.	PRC
Xishe Xianglin (Tianjin) Business Operations & Management Co., Ltd.	PRC